EXHIBIT 99.3

August 6, 2021

Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

Via Email

Mr. Nieman,

Driver Opportunity Partners I LP (together with its general partner, Driver Management Company LLC, “Driver”) is the record owner of 1,000 shares of the common stock (the “Common Stock”), $2.50 par value, of Codorus Valley Bancorp, Inc. (including its subsidiary, PeoplesBank, a Codorus Valley Company, the “Corporation”).1 Pursuant to 15 Pa. Cons. Stat. § 1508, Driver is hereby exercising its right to inspect certain books and records and hereby demands to inspect (and make copies or extracts therefrom) the following:

1.

All documents relating to the performance of Michael Allen, Benjamin Riggs, Michael Peduzzi, Dwight Utz and Charles Field (each a “NEO” and, together the “NEOs”) as employees and officers of the Corporation, including without limitation any formal or informal performance reviews or evaluations, reports of the compensation committee (the “Compensation Committee”) of the board of directors (together with any committees thereof, the “Board”) of the Corporation or any complaints concerning the performance of any NEO made to or by Larry Miller, the Corporation’s CEO;

2.

All documents relating to any grants of shares of, options to purchase or other derivatives relating to, the Common Stock made to any NEO, including without limitation minutes of meetings of the Board and/or the Compensation Committee;

3.	All documents relating to the decision to hire any of the NEOs;

4.

All documents relating to the resignation or termination of any NEO, including without limitation, any letters of resignation, any “Notices of Resignation,” any documents relating to the determination as to whether Mr. Allen’s resignation was for “Good Reason” or whether Mr. Utz’s termination was “Without Cause,” any correspondence between Mr. Miller and the Board requesting permission to terminate Mr. Utz and records of any meetings of the Compensation Committee or the Board regarding the decision to terminate Mr. Utz;

5.

All documents relating to the decision by the Board to “compensate [Mr. Allen] in accordance with Section 3(c) of his employment agreement” following Mr. Allen’s delivering notice to the Corporation of his resignation;

6.

All documents relating to the Corporation’s current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2015, including any minutes of meetings of the Board and/or the audit committee thereof regarding the decision not to disclose that Mr. Allen resigned for “Good Reason;” and

7.	All documents relating the Board’s oversight or evaluation of Mr. Miller in connection with the resignation or termination of any NEO.

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 1 In the aggregate, both of record and beneficially, Driver Fund owns 640,880 shares of Common Stock.

250 Park Avenue

7th Floor

New York, NY 10177

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The purpose of this demand is to investigate: (i) whether a pattern exists or existed whereby Mr. Miller intentionally created a hostile working environment in order to force any NEO to resign; (ii) whether Mr. Miller’s objectives in creating such a hostile working environment (or, in the case of Mr. Utz, causing his employment with the Corporation to be terminated) was to prevent any of the NEOs from promoting, advancing or discussing with the Board or any employee of, or investor in, the Corporation any ideas or opinions that were different from or in conflict with his own; (iii) whether Mr. Miller affirmatively took active steps to prejudice the Board against any of the NEOs (whether by denigrating any NEO’s performance and/or contribution to the Corporation; (iv) whether Mr. Miller made any personal appeals to the Board or any member thereof to garner their support for the termination of Mr. Utz’s employment with the Corporation; (v) the Board’s role in the decision to terminate Mr. Utz “Without Cause” and whether the Board exercised due care with respect to that decision; (vi) whether the Board exercised proper oversight of Mr. Miller and, in particular, his relationship with the NEOs; (iv) whether Mr. Miller’s management style has created a toxic environment for the Corporation’s employees and/or chilled, stifled or suppressed healthy debate regarding the Corporation’s business and strategic direction among the Corporation’s officers and senior management; (v) whether the Board acted (or is capable of acting) independently from Mr. Miller with respect to the treatment of the NEOs or whether the Board merely served to rubberstamp decisions made by Mr. Miller; and (vi) whether the Board attempted to hide the fact that Mr. Allen resigned for “Good Reason” from shareholders.

15 Pa. Cons. Stat. § 1721(a) provides that the “business and affairs of every business corporation shall be managed under the director of ☑ a board of directors.” Driver believes that managing the business and affairs of a corporation includes overseeing the corporation’s CEO and making sure that CEO’s actions are not contrary to the best interests of the corporation. Driver also believes that it is in the best interest of a corporation to foster an environment of healthy debate among senior management to ensure that significant decisions affecting the corporation’s business are the product of rigorous and robust analysis. Driver further believes that, in a corporate culture (such as the Corporation’s) where the members of senior management can lose (and have lost) their jobs for expressing viewpoints that differ from those held by the CEO, employees may be reticent to alert their managers to potential issues, including signs of potential fraud or other facts and circumstances that might have an adverse effect on the Corporation as well as its business, operations, financial condition and prospects.

Pursuant to 15 Pa. Cons. Stat. § 1508(c), the Corporation has five business days from the date hereof to reply to this demand. Please advise the undersigned as promptly as practicable when and where the books and records covered by this demand will be made available to Driver. To the extent the Corporation wishes to provide Driver with copies of the books and records covered by this demand, Driver will bear the reasonable out of pocket costs incurred by the Corporation in copying and delivering those books and records to Driver. If the Corporation contends this demand is incomplete or deficient in any respect, please notify the undersigned immediately in writing setting for the facts that the Corporation contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Driver will assume that this demand complies in all respects with the requirements of 15 Pa. Cons. Stat. § 1508.

Driver Opportunity Partners I LP
By:	Driver Management Company, its general partner

By:	/s/ J. Abbott R. Cooper
Managing Member

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